FILED BY UNION PACIFIC CORPORATION

PURSUANT TO RULE425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE14a-12 AND RULE14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NORFOLK SOUTHERN CORPORATION

COMMISSION FILE NO. 001-08339

Explanatory Note: The following screenshots are derived from the website of Union Pacific Corporation.

COMMISSION FILE NO. 001-08539 Creating America’s First Transcontinental Railroad PRESENTATION July 29, 2025 PRESS RELEASE July 29, 2025 LETTER July 29, 2025 LETTER Investor Presentation Union Pacific and Norfolk Southern Jim Vena, Union Pacific CEQ, Letter ~ Mark G to Create America’s First to Employees Preside Transcontinental Railroad Employ

Delivering Benefits to All Stakeholders For America For Service Read More > Read More > For Our Workforce For Our Communities For Our Shareholders Read More > Read More > “Railroads have been an integral part of building America “We are confident that solutions, the power high of -quality Norfolk customers Southern’s since next step the Industrial in advancing Revolution, the industry and . this Imagine transaction seamlessly is the and franchise, partners, diversified as well as skilled employees, will contribute hauling California, steel from and moving Pittsburgh, tomato Pennsylvania, paste from to Huron, Colton, meaningfully and to igniting to America’s rail’s ability first to trans continental deliver for the whole railroad, California, Northwest, to plastics Fremont, from Ohio the. Guif Lumber Coast, from copper the Pacific from Pacific American is a true economy partner today that shares and into our the belief future in . rail’s Union ability now, Arizona tens and of thousands Utah, and of soda railroaders ash from are Wyoming moving. almost Right to deliver for excited all stakeholders for our future simultaneously, together.” and we are everything we use. railroad You name hauled it, and it” at some point, the CEO, Jim Union Vena Pacific President and Mark CEO, George Norfolk Southern Transaction Details Benefits Media kit — FAQ

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Frequently Asked Questions

Why is Union Pacific combining with Norfolk Southern?

- This combination is a win for the American economy; it's a win for our customers; it's a win for the workforce and it's a win for shareholders.
- Joining Union Pacific and Norfolk Southern will create America's first transcontinental railroad, seamlessly connecting over 50,000 route miles across 43 states from the East Coast to the West Coast, linking approximately 100 ports and nearly every corner of North America. This combination will transform the U.S. supply chain, unleash the industrial strength of American manufacturing and create new sources of economic growth, safe, resilient communities and workforce opportunity that preserves union jobs.
- The combination will significantly enhance service for customers, as we expect the combination will improve transit times, removing several days by eliminating car touches and interchanges where rail cars are handed off.
- By creating new, more cost-effective options for shippers, including new lanes, the transcontinental railroad will be a more truck-competitive solution and decrease highway congestion, reducing wear-and-tear on taxpayer-funded roads.
- The combination will also deliver significant value to Union Pacific and Norfolk Southern shareholders, including realizing more than $30 billion of potential value creation through the expected achievement of approximately $2.75 billion in annualized synergy opportunity.

How will this transaction enhance competition?

- We believe this transaction will enhance competition by expanding U.S. rail's ability to compete from coast to coast and deliver a stronger, more reliable, more efficient transcontinental service option. This will also allow U.S. rail to more effectively compete with Canadian railroads to win back U.S. freight volume and American jobs.
- We also expect the combination will lower supply chain costs for customers, businesses and manufacturers. As rail becomes a faster, more efficient, more reliable and more accessible way to ship goods, we expect prices to fall for businesses and consumers nationwide.
- Union Pacific and Norfolk Southern are focused on continuing to innovate in ways that support growth, benefit customers and enhance rail's safety and competitiveness.
- The companies expect to file their application with the STB within 6 months, in which the companies will describe how the combined rail network will provide safer, faster and more reliable service and increased competition to a broad range of stakeholders.
- The companies are targeting closing the transaction by early 2027.

How will this impact the Union Pacific and Norfolk Southern workforces? Are job cuts expected?

- Union Pacific and Norfolk Southern union employees – including train crew, mechanical and engineering – will have job opportunities with the combined company. Beyond job security, expected rail volume growth will drive additional employment opportunities in towns and cities across the combined rail network. Non-union workers will have opportunities to grow as part of a larger, combined enterprise.
- Our intent is to grow our business to create additional employment opportunities for craft professionals of both companies. To the extent operations productivity initiatives result in the need for fewer craft employees in certain locations, we intend to manage workforce levels by attrition.
- Like any combination of this kind, we expect some consolidation of overlapping functions in corporate roles following closing. While the exact plans for how we will bring our workforces together will be determined through the integration planning process, we are committed to taking care of the people who have been part of the success of these railroads and rewarding their continued roles throughout the approval process.

How will this combination impact costs for customers and consumers?

- We expect the combination will lower costs for customers, businesses and manufacturers, and will improve transit times removing several days by eliminating car touches and interchanges where rail cars are handed off.
- The combination will widen rail's cost per ton mile advantage over trucking.
  - A more truck-competitive solution, the transaction provides opportunity to convert freight traffic to lower-cost rail transportation, ensuring consistent performance that lowers customer inventory costs and saves on equipment costs due to reduced car cycle times.
- In addition, new routes will unlock rail options for shippers in regions where railroad connections are less efficient, such as the Ohio Valley and on both sides the Mississippi River ("Watershed" markets), creating a more accessible, sustainable and lower-cost supply chain for manufacturers and consumers.
- As rail becomes a faster, more efficient, more reliable and more accessible way to ship goods, we expect prices to fall for businesses and consumers nationwide.

What will the combined company be called? Will either Union Pacific or Norfolk Southern maintain their brand?

- Upon the transaction's closing, the combined company will be called Union Pacific and led by Union Pacific CEO Jim Vena.

Where will the combined company be headquartered? What will happen to Norfolk Southern's Atlanta, Georgia headquarters?

- The combined company will be headquartered in Omaha, Nebraska. Atlanta, Georgia will continue to be a core location for the combined organization in the long-term with a focus on technology, operations and innovation, among other priorities.

How will Union Pacific and Norfolk Southern handle overlapping locations?

- This is the first step in bringing our companies together. There are many decisions we will need to make about integration, which cannot begin until after regulatory approval and closing.
- What we can say is that this is an end-to-end combination – there is very little overlap in Union Pacific and Norfolk Southern locations, and we expect we will need the strength of both companies' footprints as we create America's first transcontinental railroad.
- As we review our combined footprint, our goal is to find opportunities to enhance efficiency while maintaining jobs and work locations.

How does the combined company plan to continue supporting local communities and engaging in philanthropic initiatives?

- Both companies share a rich history of philanthropy and a strong commitment to giving back to the communities we serve, and we remain committed to this endeavor.
- We have always believed that communities give us a social license to operate among them. Our commitments to support the communities we serve are unwavering.
- Together, we plan to build on this legacy by investing in areas, including education, workforce development and community resilience, to create lasting opportunities that strengthen the communities across our network. Union Pacific and Norfolk Southern invested $300 million in philanthropic giving from 2020 to 2025, supporting workforce development, safety initiatives, and vibrant spaces where people want to live and work.
- Additionally, we are dedicated to honoring and continuing Norfolk Southern's efforts in East Palestine, ensuring sustained support for recovery initiatives, community health and long-term economic development in the region.

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News

View all | Press Releases | Letters | Videos | Presentations | Infographics



PRESENTATION July 29, 2025

Investor Presentation



PRESS RELEASE July 29, 2025

[Union Pacific and Norfolk Southern to Create America's First Transcontinental Railroad]



LETTER July 29, 2025

Jim Vena, Union Pacific CEO, Letter to Employees



LETTER July 29, 2025

Mark George, Norfolk Southern President & CEO, Letter to Employees


Creating America's First Transcontinental Railroad

INFOGRAPHIC July 29, 2025

[Creating America's First Transcontinental Railroad]

VIDEO July 29,2025 Benefits of the Transaction INEOGRAPHIC July29 2025 A Winning Combination for Customers Benefits News Media Kit

Implied total enterprise value for Norfolk Southern Premium to Norfolk Southern 30 day-trading volume weighted average price on 7/16/2025 Potential value creation for Union Pacific and Norfolk Southern shareholders Per Norfolk Southern share in stock and cash Growth in run-rate free cash flow 3 years’ post-close Annualized synergy opportunity Shareholder Value The stock and cash transaction enables both Union Pacific and Norfolk Southern shareholders to participate in the upside of the combined company’s growth opportunities and synergies. Union Pacific and Norfolk Southern shareholders are expected to realize more than $30 billion of potential value creation through the expected achievement of approximately $2.75 billion in annualized synergy opportunity.

Path to Completion The Board of Directors of both Union Pacific and Norfolk Southern have unanimously approved Creating the Union Pacific Transcontinental Railroad is overwhelmingly the transaction. in the public interest and will enhance competition, consistent with the test that will be applied in the review of the transaction by the Surface Transportation Board (STB). | D Shareholders vote to approve the transaction. \: \ The companies expect to file their application with the STB within six months, in which the companies will describe how the combined rail network will provide safer, faster and more reliable service and increased competition to a broad range of stakeholders. D Transaction is subject to STB review and approval within its statutory timeline and customary closing conditions. O The companies targeting closing the transaction by early 2027. +Based on Union Pacific share price on 7/16/2025 (the day prior to which rumors regarding a Union Pacific acquisition of Norfolk Southern were reported) Transaction Details Benefits News Media kit FAQ Contacts y Policy

Transaction Details V Benefits V News Media kit ~FAQ Contacts Media Kit Videos Union Pacific-Norfolk Southern B-Roll Benefits of the Transaction Download > Download > UNION PACIFIC — ___m NORFOLK SOUTHERN” TR D Union Pacific Logos Norfolk Southern Logos Union Pacific-Norfolk Southern Logo Lockup Download > Down bad > Download >

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Transaction Details | Benefits | News | Media Kit | FAQ | Contacts

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Transaction Details Benefits News Media kit ~FAQ Contacts Delivering Benefits to All Stakeholders For America for Safety for Service For America For Our Workforce. For Our Communities for Our Shareholders Enhancing the Competitiveness of US. Freight The Union Pacific Transcontinental Railroad will connect people, strengthen communities and build a stronger, more competitive America. US. freight railroads move approximately 15 billion tons of material and goods every year. The transcontinental railroad will compete more effectively with Canadian railroads to win back US. freight volume and American jobs. Railroads Are the Backbone of the US. Economy Moving freight efficiently, affordably and sustainably keeps American manufacturing competitive and neighborhoods growing - powering industries, connecting communities and delivering the Materials for building homes, factories and cities. By opening new routes and expanding access for customers, the Union Pacific Transcontinental Railroad will unlock opportunities for faster, more reliable transit times and provide a more seamless customer experience. Strengthening Our Nation and Economy The Union Pacific Transcontinental Railroad will unlock rail options for shippers in regions where railroad connections are less efficient, such and on both sides of the reading amore blue, sustainable and lower-cost supply chain for manufacturers and consumes Rail moves raw materials like lumber from the Pacific Northwest; pained splats ices from the Gulf Coast; shingles from M per from Arizona and Utah; coal from Wyoming and Appalachia; steel from the middle America; consumer goods in containers coastal port automotive parts from Mexico; and cement from Texas, California grains from across: and Colorado. These materials supply manufacture with the goods they need to working growing.

Helping U.S. Industry Feed and Power the World With access to 10 international interchanges and approximately 100 ports, the Union Pacific Transcontinental Railroad will unlock strong international trade routes and offer greater access to US-- made goods. Transaction Details Benefits N Media Kit FAQ Contacts

Transaction Details benefits News Media kit FAQ Contacts Delivering Benefits to All Stakeholders For America For Safety For Service For Our Workforce. For Our Communities For Our Shareholders For Our Communities Investing in Safe, Resilient and Vibrant Communities Union Pacific and Norfolk Southern invested $300 million in philanthropic giving from 2020 to 2025, supporting workforce development, safety initiatives and vibrant spaces where people want to live and work. Our Goal Is Simple: Zero Incidents Involving Trains, Pedestrians, Drivers or Employees In addition to Operation Lifesaver programs, Union Pacific and Norfolk Southern trained over 10,000 first responders in 2024, Our Commitment to Supporting the Communities We Serve Is Unwavering

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Transaction Details Benefits News Media kit FAQ Contacts Delivering Benefits to All Stakeholders For America For Safety For Service For Our Workforce. For Our Communities For Our Shareholders For Our Shareholders Realizing Significant Shareholder Value Union Pacific and Norfolk Southern shareholders are expected to realize significant value from the transaction, including more than $30 billion of potential value creation through the expected achievement of approximately $2.75 billion in annualized synergy opportunity. Transaction Details $85 billion $320 Implied total ENTERPRISE value for Norfolk Southern share in stock and cash 1 25% 60%+ Premium to Norfolk Southern’s 30 day-trading day volume Growth in run-rate free cash flow 3 years post-close weighted average price on 7/16/2025 $30 billion+ $2.75 billion Potential value creation for Union Pacific and Norfolk Southern Annualized synergy opportunity Shareholders

“Based on Union Pacific’s share price a July 16, 2025 (the day prior to which rumors regarding a Union Pacific acquisition of Norfolk Southern were reported). Transaction Details Benefits Media Kit Cookies Settings

Transaction Details Benefits News Media kit FAQ Contacts Delivering Benefits to All Stakeholders For America For Safety For Service For Our Workforce. For Our Communities For Our Shareholders For Our Workforce Union Pacific and Norfolk Southern Envision Every Union Employee Who Wants a Job in the Combined Company Will Have One Union Pacific and Norfolk Southern union employees — including train crew, mechanical and engineering — will have job opportunities with the combined company. Non-union workers will have opportunities o grow as part of a larger, combined enterprise. Protecting and Expanding Opportunities for Employees and Local Economies Beyond job security, expected growth in rail volumes will drive additional employment opportunities in communities across the combined rail network. Every rail transportation job supports 39 additional jobs across the US. economy.! employees are among the as 0f 202th4e, tot al average value of Total compensation, including sick worked Class 1railroad craft employee annual benefits, best-in-class healthcare also receive and benefit package (including d generous retirement that exec healthcare, paid time off and other workers in the actor, retirement program ranges from well as top tier health care benefits. about $135,000 to almost $190,000, Security benefiting retirement.4

Union Pacific Invests in Its People

Union Pacific University offers employees free tuition at a nationally ranked university – more than 1,000 employees have enrolled and nearly 170 obtained a free degree, including 25 who graduated this spring.

Union Pacific's StockUP program offers all employees the ability to buy company shares through payroll deductions. Participants receive a 20% company match of up to 5% of their base compensation per pay period.



[1] Source: Association of American Railroads — Policy & Economics Report, "Rail Transportation and the U.S. Economy: Fueling Growth, Trade and Opportunity." February 28, 2025. Page 13.
[2] Freight Rail & Time Off Policies | AAR
[3] Discover Benefits and Perks at Union Pacific.

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Transaction Details Benefits News Media kit ~FAQ Contacts For America for Safety for Service for Our Workforce. For Our Communities for Our Shareholders For Safety Safety Is the Top Priority for Union Pacific and Norfolk Southern The combined company’s focus will remain on ensuring every employee goes home safe to their families and protecting the communities where it operates. Aiming to Be the Safest Railroad in North America Over the past two decades, the industry has made significant safety improvements making rail even safer, according to Federal Railroad Administration data comparing 2023 to 2000 Overall train accident Employee injury rate Grade crossing rate decreased 27%’ fell 50%’ collision rates dropped 25%’ Improving Safety and Service Through Technology

The transaction sets the stage for ongoing technological evolution across the rail industry, keeping US. railroads at the forefront tar eight transportation, ensuring adaptability to shifting market needs and regulatory standards while promoting robust competition. Union Pacific’s modernized critical rail technologies—like Cad, Train Builder and NetContr-o clan be implemented n the transcontinental network to accelerate productivity, growth and innovation. Union Pacific will also seek to integrate Norfolk Southern solutions—like Digital aim Inspection portals an d Automated Track Inspection technology- Gatha t can strengthen nine operation The railrowaildl expand use of Union Pacific’s Physics Train Builder, which an predict the in-train forces that may ur durian girt p. This data helps determine how a train will handle here cars should be placed, what power will be needed and the best routes. It also used to enhance employee training, We plan to implement Mobile NX, mi-autonomous switching technology o reduces TERY daily eater than 60° within Norfolk Southern terminals that handle greater than 800 cars per day We expect to invest in purchasing and operating revolutionary tie and rail unloading equipment to reduce employee personal injuries. Teeth’s our network will unload approximately 5.3 million ties and approximately 900 miles of rail annually as part of its annual capital tie and rail renewal programs; new technology enables remote, semi-autonomous unloading of ties and o eliminate safety risk direct handling. The combined network will leverage technologies that reduce derailments and rail incidents by improving operational precision and monitoring. The combined network will leverage technologies that reduce derailments and rail incidents by improving operational precision and monitoring. Source: Association of American Rail- White drape r, “Building A Safer Future? March 4,2024. Page 1 Transact Media kit ~ FAQ Contacts

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Delivering Benefits to All Stakeholders

For America For Safety For Service For Our Workforce For Our Communities For Our Shareholders

For Service



Customers Will Benefit from Seamless, Single-Line Service Across the Country

The transcontinental railroad is a win for our customers, a win for competition and a win for the nation. The combination will improve transit times, removing several days by eliminating car touches and interchanges where rail cars are handed off.

By creating new, more cost-effective options for shippers, a transcontinental railway will be a more truck-competitive solution and decrease highway congestion, reducing wear-and-tear on taxpayer-funded roads.

Enhancing the Rail Experience and Ease of Doing Business

Customers will have the ability to quickly receive single-line rate quotes with one system to track freight, enabling real-time decisions that optimize supply chains. The transcontinental railroad will improve service and lead to growth by eliminating the inefficient and time-consuming interchanges that occur at gateways. The ability to provide fluid, single-line service from coast to coast will also help U.S. exporters and importers better compete globally.

There Is No Better Team To Deliver America's First Transcontinental Railroad

Greater Partnership with Short Lines and U.S. Ports

Short lines and their shippers will have access to a unified rail network with a single Class I interface, new services and reduced gateway delays.

U.S. ports served by the transcontinental railroad will have expanded reach and faster access to new markets.

Railroads Transport Freight over Land More Efficiently and at Lower Costs than Trucks A single intermodal train can remove approximately 500 trucks from the nation’s congested highways and uses only one gallon of fuel to move a ton of freight 500 miles. Source: Association of American Railroads — “Freight Rail: Climate Change!” Contacts

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific‘s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 — Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 — Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm) and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.